Filed by Genaissance Pharmaceuticals, Inc.
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Lark Technologies, Inc.
Commission File No.: 033-90424

The following is a transcript of an investor conference call held by Genaissance Pharmaceuticals, Inc. on February 12, 2004.

Rhonda Chiger Speaking

Good morning and thank you for joining us today to review Genaissance's fourth quarter and full year results. Presenting today are: Kevin Rakin, President and Chief Executive Officer; and Ben Kaplan, Senior Vice President and Chief Financial Officer. Also joining us for the Q&A period are: Dr. Jerry Vovis, Executive Vice President and Chief Technology Officer; Dr. Richard Judson, Senior Vice President and Chief Scientific Officer; and Dr. Carol Reed, Vice President of Medical Affairs.

Before we get started, I need to take care of this housekeeping item. This conference call contains forward-looking statements, including statements about the ability of Genaissance to apply its technologies to the development, marketing and prescribing of drugs. Such statements are subject to certain factors, risks and uncertainties that may cause actual results, events and performance to differ materially from those referred to in such statements, including, but not limited to, the extent to which genetic markers (haplotypes) are predictive of drug efficacy and safety, the attraction of new business and strategic partners, the adoption of our technologies by the pharmaceutical industry, the timing and success of clinical trials, competition from pharmaceutical, biotechnology and diagnostics companies, the strength of our intellectual property rights and those risks identified in our Annual Report on Form 10-K filed with the Securities and Exchange Commission.

Now I would like to turn the call over to Kevin Rakin, please go ahead.

Kevin Rakin Speaking

Good Morning! I'm very pleased to report to you on our activity last year and during the fourth quarter.

During the fourth quarter we made great strides in executing against our two-pronged strategy. We want to capitalize on our leadership position in pharmacogenomics by building a sustainable and profitable base business. At the same time our goal is to develop pharmacogenomic products from our proprietary programs.

First, it was a great quarter from a revenue generation perspective—our best ever. We benefited from increases in budgets for pharmacogenomics.

In addition we completed several new deals.

We believe that the pending acquisition of Lark Technologies that we announced December 18, 2003, provides us with the critical mass to achieve our goal of a building a significant base business. Some of the advantages we expect are as follows:

  We have complementary product lines, especially in GLP services

  We expect our combined pro-forma revenues for 2004 to exceed $27 million

  Lark has a successful European operation that can be further leveraged with additional products and services

  We gain an outstanding sales and marketing team led by Carl Balezentis, an executive with significant industry experience. Following the closing of the merger, Carl will join Genaissance as a Senior Vice President.

  Lark has a successful financial track record and generated positive cash flow for the first nine months of 2003. Combined we expect to have a reduced burn rate.

I'm pleased with the integration plan that we're developing and we've already seen opportunities for our respective sales forces to cross-sell each other's services.

This transaction, combined with our acquisition of DNA Sciences assets in May of 2003, demonstrates our ability to build a business and scientific infrastructure of critical mass. We intend to continue to evaluate opportunities to acquire synergistic businesses.

Another positive development in the quarter was our penetration of the mid-size European headquartered pharmaceutical companies. This is further evidence of the continued adoption of pharmacogenomics. We completed agreements with Ferring and Novo Nordisk to apply pharmacogenomics to clinical samples.

We made progress towards the launch of our first CLIA product—the familial Long QT test. We have several industry thought leaders on board and expect to launch this test early in the second quarter. Initially we expect to call on the leading electrophysiologists and pediatric cardiologists who most patients get referred to. We will be attending the NASPE meeting in San Francisco in May to formally introduce this test.

We made our initial entry into pharmacogenomics for the consumer market through our agreement with Sciona, Limited. This agreement provides many advantages for Genaissance including royalties to Genaissance on products developed by Sciona and the designation of Genaissance as the exclusive genotyping provider for Sciona.

Finally, the USDA selected us to complete genotyping for confirming the origin of the cow infected with Mad Cow disease. Our genotyping facility completed this within 44 hours and with a very high level of accuracy. We foresee many commercial opportunities in the agricultural market that can enhance our base business and leverage our investment in genotyping technology.

I'd like to take a minute to reflect on Genaissance's achievements during 2003. At the beginning of the year we had a number of challenges to address in order to be positioned for growth. It's worth reflecting on how far we've come in one year.

  We completed seven significant new agreements with partners such as Bayer, Millennium and AstraZeneca.

  We signed two acquisitions—DNA Sciences and Lark.

  We restructured our balance sheet and obtained new financing.

  We presented clinical data at the American Heart Association meeting and other meetings demonstrating that our HAP technology has clinical utility.

  We substantially reduced cash used in operations and grew our revenue base by 50%.

  We focused our product development pipeline on specific disease areas and opportunities that can lead to tangible products.

  Our industry took a major step forward with the FDA's endorsement of pharmacogenomics and its issuance of draft guidance for the use of pharmacogenomics in drug development.

Looking forward I believe this will be a year of further milestones and growth for Genaissance. We expect the key milestones to include:

  Launch of our familial Long QT test

  Completion of the Lark acquisition and successful integration of the two companies' operations and sales forces

  Additional drug and diagnostic product development partnerships including potential in-licensing opportunities; and

  Release of the FDA's final guidance expected this summer

I believe we are well positioned to have a great year in 2004 and look forward to keeping you updated as to our progress.

I'll now turn the call over to our Chief Financial Officer, Ben Kaplan.

Ben Kaplan Speaking

Thank you Kevin.

I'd like to briefly talk about our fourth quarter results compared sequentially to this year's third quarter. At the end of the comments on our results I will give some guidance as to results for calendar 2004 both on our own and pro-forma assuming the completion of the merger with Lark Technologies.

Before I get going I am going to summarize where we are with respect to the S-3 that was filed to register the preferred stock and the S-4 that will be filed for the joint prospectus and proxy in connection with the Lark transaction. The S-3 was fully reviewed by the SEC, meaning they reviewed our previously filed calendar year 2002 form 10-K and current year form 10-Q's. The SEC recommended that we should further break out in MD&A our research and development expenses in to their natural categories such as payroll, depreciation, etc. as well as provide further information on number of genes added to our database. Also, beginning in the fourth quarter and going forward, we will break out cost of sales which has been included in R&D in the past. Due to this change in format, for purposes of the press release and this discussion, we will only talk to total operating expenses however, when we file the 10-K for 2003 we will have the expanded information. To be clear there is no impact on the financial statements due to these changes. We have filed the amended S-3 and expect it will be effective at the end of the day today. The S-4, which is the joint prospectus and proxy, is being filed today. Should the SEC choose not to review the S-4, we would expect to be able to close the Lark transaction by the end of March. Should they choose to review the filing we would expect an end of April closing.

Revenues for the quarter were up 83% to $4.7 million from $2.6 million in the third quarter of 2003. This quarter continued to show the growing acceptance of pharmacogenomics throughout the pharmaceutical and biotech industries as we had strong growth in virtually all areas. For the year our revenues were $12.5 million which is a year to year increase of 54% and in line with guidance.

Total operating expenses for the quarter were $8.5 million, the same as the prior quarter. This was due to a couple of unusual charges in the third quarter offset by an increase in the fourth quarter due to the increased level of revenues.

Our operating loss was reduced to $3.8 million from $6.0 million in the third quarter.

Below the operating line we had a charge relating to the beneficial conversion feature of preferred stock issued in October of 2003 as well as the related warrant. In addition to this non-cash charge, there are two other non-cash charges below the line. The first is the accretion of the preferred stock value from fair value to the closing price on the day of the transaction and the second is recording our share of the losses of Sciona of $100,000 as the investment in Sciona is recorded on the equity method.

Very significantly, the EBITDA loss was reduced from $4.2 million in the third quarter to $2.2 million this quarter. The EBITDA loss is calculated by adding back depreciation to the operating income numbers I previously gave you. Our depreciation for the fourth quarter was $1.7 million and it was $1.8 million in the third quarter. Our cash balance at the end of 2003 was $16.8 million. Finally our fourth quarter loss per share was $0.28. Included in that loss are the non-cash non-operating charges previously mentioned which totaled $2.3 million or $0.10 per share.

I am going to take a few minutes to provide guidance for 2004. Given that we do not know whether, or the exact timing of when the closing of the Lark transaction will occur, I will provide guidance both for Genaissance on a stand-alone basis and also consolidated with Lark as if the merger occurred on January 1 of this year.

First, for Genaissance stand-alone, on the revenue line, we still believe we should be able to grow our revenues 25% to greater than $16 million. We still expect there will be lumpiness in the quarter-to-quarter numbers and, in fact, the first quarter of 2004 will probably be a low quarter for Genaissance primarily due to the timing of when we expect to receive samples.

We expect our operating expenses to decline slightly year over year as should general and administrative expenses resulting in a decrease in our operating loss to under $10 million.

Below the operating line, interest and preferred stock dividends should total $100,000 per quarter and our non-cash charges for accretion of the preferred stock and equity in loss of Sciona will be about $250,000 per quarter yielding a net loss of about $13 to $14 million. This will reduce our loss per share to about $0.55 to $0.60 of which $0.04 will be due to the non-operating non-cash charges. We believe our operating cash burn should be reduced to under $10 million and our depreciation will decline to about $4.5 million for the year.

Again, the following comments on Lark will be pro-forma as if we had included them for the full year beginning January 1, 2004. These are calculated in a manner consistent with the pro-forma requirements for an S-4 filing. We believe that with Lark we will still be able to maintain the 25% growth rate and therefore we have projected consolidated revenues in excess of $27 million.

We expect operating income contributed by Lark before amortization of intangibles to be about $3 million for the year which includes about $750,000 of depreciation. We will incur about $1.4 million of expense for amortization of intangible assets due to purchase accounting but even with that we expect net income of about $1 million for Lark for fiscal 2004 and consolidated EPS should improve by about $0.03 per quarter.

Given all of the above, assuming the exercise of the preferred stock warrant, we would expect to end the year with cash in excess of $9 million heading in to 2005 when we would expect to be EBITDA break even.

I realize I've thrown out quite a few numbers and would be happy to clarify any. Additionally, a complete copy of this transcript will be posted on our web site by the end of today.

I'd now like to turn it back over to the operator for questions.

Questions and Answer Session

Operator:	Thank you. The question-and-answer session will be conducted electronically. If you would like to ask a question, please signal by pressing star one on your touch-tone telephone. If you are on a speakerphone, please make sure your mute function is turned off to allow you are signal to reach our equipment. Once again if you do have a question, press star one now.
Our first question comes from Steve Dayan of DR Asset Management.
Tony Reiner:	Hi, it's Tony Reiner. How are you? Congratulations on your numbers today.
Male:	Thanks, Tony.
Tony Reiner:	So, now that the S-3 is out, this paves the way for the merger agreement to be — or for the S-4 to be made public any day now, right?
Ben Kaplan	Today.
Tony Reiner:	Today it will be made public, OK. How come in your press release you said first half of the year close? Is that just being cautious and just for whatever reason?
Ben Kaplan:	Because if it does not get reviewed, it will — we expect it by the end of the March, which would be first quarter. If it does get reviewed, it would be April, which is second quarter.

Tony Reiner:
So, it's basically a timing issue now? I mean, that's all it is now. We've done all we need to do in front of the SEC, and so basically it's just timing as to when the deal gets done, a stock for stock deal. I believe the ratio is 1.8, give or take, something like that, right?
Ben Kaplan:	Correct, 1.81.
Tony Reiner:	And that's all written in stone, that's everything then? So, it's all just about timing now that we've gotten everything with the SEC underneath our belt?
Ben Kaplan:	Correct.
Tony Reiner:	Everything looks great. I appreciate it. Thanks so much.
Ben Kaplan:	Sure.
Kevin Rakin:	Thanks.
Operator:	And once again if you do have a question, press star, one now. We'll go to John Woolford of Legg Mason.
John Woolford:
Hi. Yes, good morning. I just wondered if you guys could give us a little bit more detail on what you've done preparing for the launch of the Familial Long QT Test, and maybe give us an estimate of maybe how big that market could potentially be.
Kevin Rakin:
Kevin here, because we keep trying to grapple with these numbers, John, but thanks for the question. Let me tackle kind of market size initially, and then Richard, who heads up the whole team launching the product, can give you a feel for some momentum out of work that goes into launching a test.

In terms of trying to get our arms around what we think expected revenues from this test could be, we frankly are not putting a formal estimate out because we don't know — a whole bunch of open items, such as ramp up, such as rate of adoption, such as how quickly it takes us to get the reimbursement issues resolved. We know what our codes are, but we've got to go around and get all the different insurance companies on board.

So, the way we look at this and the way I answer that question is to say that with the market size of this, in terms of the affected individuals and families of at least a couple of hundred million, the potential market is greater than that just in terms of individuals who may think they're affected and in terms of the non-U.S. market. And so, at this point in time, we really are saying we understand what the global market is, we understand our pricing for this test, which is going to be about $4,000 because it's a sequence-based test. We know what a similar kind of test, the Myriad test, has done, although that's more of a screening test and obviously a different disease and different area.

So, the best we can say at this stage is we understand the global market. And by the end of this year we hope to be able to give more guidance into '05 about specifically what the test can produce per year as it ramps up.
Richard, maybe you want to add on — some color from the QA and other...

Dr. Richard Judson:
The test is running in our labs. And we're in the process of doing a very expensive validation process to make sure that, you know, the quality of the results are absolutely as tight as they can be. We have a marketing push that is just beginning, so we're going to be going out and talking to quite a number of physicians, potential customer physicians, around the country. That's going to be happening in the next month or so.

And then, we have a large — we'll have a large presence at the NASPE meeting in San Francisco in May, where we'll have our official launch. And almost all the doctors in the country who would be prescribing this test will be there.
John Woolford:	Do you need any kind of regulatory certifications on your lab or the product?
Dr. Richard Judson:
The test has to be run under what's called CLIA, and we have a CLIA lab with certification. That covers most states. There are a few states — New York State being the particular example where we have to have the test approved in New York State, and we're beginning to work on that process.
John Woolford:	Thanks.
Operator:	And we'll go next to Pete Enderlin of Titan Capital Management.
Pete Enderlin:	Thank you. Good morning.
Kevin Rakin:	Good morning, Pete.
Pete Enderlin:
Kevin, can you give us a little more sense or color about the potential for the agricultural testing market? I'm not sure that's the term you used for it, but you know, related to the testing you did on Mad Cow and extending from that, and how you would address that market?
Kevin Rakin:	That is the term we used, the agricultural market. And Jerry Vovis heads up that effort and he's going to address your question.
Dr. Jerry Vovis:
Pete, we've begun looking at the opportunities that exist there and the amount of testing that is already going on. And there is testing going on at a number of different areas. It's also clear to us that the opportunities to penetrate and to increase that market are dependent upon the cost of doing genotyping. And that's one of the goals of this year is to get our costs down so that we can not only begin to penetrate, but grow that opportunity. And that's — one of our goals this year is to get additional business in that area.
Kevin Rakin:
And what I'd add to that, Pete, is that's an international opportunity, so we've made some progress in the U.S., as we announced in that press release, but also with the Lark facility and the Lark sales force we see opportunities in Europe, too.
Pete Enderlin:	And you think it will be likely that you would address that with partners or try to do it yourself?
Kevin Rakin:	I think for the DNA genotyping, we'll do that ourselves.
Pete Enderlin:	Yes. I mean...
Kevin Rakin:	We have the technology we need, yes.

Dr. Jerry Vovis:
Although there — I think — there are other opportunities in which we would require partners. Those are going to be a little bit longer term, but there are definite opportunities to start doing testing immediately with just doing it ourselves.
Pete Enderlin:	OK, thank you.
Operator:	And Mr. Rakin, it appears we have no further questions. I'll turn the conference back over to for any additional or closing remarks.
Kevin Rakin:	OK. Well, we've just heard that our S4 has gotten filed with the FDA, so Tony, if you're still on the line
Ben Kaplan:	With the SEC rather.
Kevin Rakin:	What did I say, FDA? The SEC. So, that — yes, so that is officially filed now, and you can — I presume you can find that on the SEC's Web site.
Well, thank you for participating in today's call. We look forward to keeping you updated as to our progress. We think this'll be an exciting year for Genaissance, and thank you for your support.
Operator:	And that concludes today's conference. We thank you all for your participation. You may now disconnect your phones.

END